Exhibit 99(b)

Texas Competitive Electric Holdings Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Twelve Months Ended March 31, 2011	Twelve Months Ended March 31, 2010
	(millions of dollars)

Net income (loss)	$(301)	$450	$(4,133)	$583
Income tax expense (benefit)	(155)	258	(12)	339
Interest expense and related charges	498	749	2,590	2,182
Depreciation and amortization	362	337	1,405	1,233

EBITDA	$404	$1,794	$(150)	$4,337

Interest income	(27)	(22)	(97)	(78)
Amortization of nuclear fuel	37	37	139	108
Purchase accounting adjustments (a)	38	44	157	258
Impairment of goodwill	—	—	4,100	—
Impairment of assets and inventory write down (b)	—	—	13	36
Net gain on debt exchange offers	—	—	(687)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	(2)	—	(1)	1
Unrealized net (gain) loss resulting from hedging transactions	316	(993)	89	(1,189)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(5)	(16)	(15)
Corporate depreciation, interest and income tax expenses included in SG&A expense	3	2	10	8
Losses on sale of receivables	—	—	—	8
Noncash compensation expense (c)	—	7	7	6
Severance expense	—	3	1	6
Transition and business optimization costs (d)	6	1	14	14
Transaction and merger expenses (e)	11	11	38	14
Restructuring and other (f)	(17)	(11)	(128)	(29)
Expenses incurred to upgrade or expand a generation station (g)	36	23	100	100

Adjusted EBITDA per Incurrence Covenant	$805	$891	$3,589	$3,585
Expenses related to unplanned generation station outages	58	59	131	117
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 2010 (h)	—	—	—	84
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (i)	8	3	34	36

Adjusted EBITDA per Maintenance Covenant	$871	$953	$3,754	$3,822

(a)

Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.

(b)	Impairment of assets includes impairment of land.
(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(d)	Transition and business optimization costs include incentive compensation expenses and professional fees primarily for retail billing and customer care systems enhancements.
(e)	Transaction and merger expenses include costs related to the Merger, the Sponsor Group management fee, outsourcing transition costs and costs related to certain growth initiatives.
(f)

Restructuring and other includes gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(h)	Pro forma adjustment for Sandow 5 and Oak Grove 1 represents the annualization of the actual three months ended March 31, 2010 EBITDA results for these two units.
(i)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.